TEVA ANNOUNCES LAUNCH OF GENERIC GLUMETZA®
IN THE UNITED STATES

Jerusalem, May 15, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the launch of generic Glumetza®1 (metformin hydrochloride extended-release tablets), 500 mg and 1000 mg, in the U.S.

Metformin hydrochloride extended-release tablets are used with diet and exercise to help control high blood sugar in adults with type 2 diabetes mellitus. Metformin hydrochloride extended-release tablets are not for people with type 1 diabetes or for people with diabetic ketoacidosis.

More than 28 million people in the U.S. are living with type 2 diabetes2; a serious disease that can be managed through physical activity, diet and appropriate use of medications to lower blood sugar levels.

Teva is committed to strengthening its generics business through continued investment in complex, high-quality products. With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in six generic prescriptions dispensed in the U.S. is filled with a Teva product.

Glumetza® had annual sales of approximately $1.03 billion in the U.S. according to IMS data as of March 2017.

About Metformin Hydrochloride Extended-Release Tablets
Metformin hydrochloride extended-release tablets are indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus. Important Limitations of Use: Metformin hydrochloride extended-release tablets should not be used in patients with type 1 diabetes or for the treatment of diabetic ketoacidosis, as it would not be effective in these settings.

Important Safety Information
WARNING: LACTIC ACIDOSIS. Postmarketing cases of metformin-associated lactic acidosis have resulted in death, hypothermia, hypotension, and resistant bradyarrhythmias. The onset of metforminassociated lactic acidosis is often subtle, accompanied only by nonspecific symptoms such as malaise, myalgias, respiratory distress, somnolence, and abdominal pain.

Metformin hydrochloride extended-release tablets are contraindicated in patients with severe renal impairment, known hypersensitivity to metformin hydrochloride, or acute or chronic metabolic acidosis, including diabetic ketoacidosis.

Metformin may lower vitamin B12 levels. Hypoglycemia could occur when caloric intake is deficient, when strenuous exercise is not compensated by caloric supplementation, or during concomitant use with other glucose-lowering agents or ethanol. Elderly, debilitated, or malnourished patients, and those with adrenal or pituitary insufficiency or alcohol intoxication are particularly susceptible to hypoglycemic effects. There have been no clinical studies establishing conclusive evidence of macrovascular risk reduction with metformin hydrochloride extended-release tablets or any other oral anti-diabetic drug.

In a controlled clinical trial, the adverse reactions reported by greater than 5% of patients for the combined metformin hydrochloride extended-release tablets group and greater than placebo were hypoglycemia, diarrhea, and nausea.

For more information, please see accompanying Full Prescribing Information, including Boxed Warning.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the launch and potential benefits of Teva’s generic version of Glumetza®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

commercial success of Teva’s generic version of Glumetza®;
our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; and
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks.

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to rely on these forward-looking statements. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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[1]	Glumetza® is a registered trademark of Valeant Pharmaceuticals Luxembourg SARL.

2 http://www.diabetes.org/diabetes-basics/statistics/infographics.html